File No. 70-5741


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       AMENDMENT NO. 2 (POST EFFECTIVE) TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        --------------------------------

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                        Shreveport, Louisiana 71156-0001

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              212 East Sixth Street
                           Tulsa, Oklahoma 74119-1212

                         CENTRAL POWER AND LIGHT COMPANY
                           539 North Carancahua Street
                        Corpus Christi, Texas 78401-2802

              (Name of companies filing this statement and address
                         of principal executive office)
                        ---------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

                        ---------------------------------

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)


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                  Southwestern Electric Power Company ("SWEPCO"), a Delaware
corporation, Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation, and Central Power and Light Company ("CPL" and, collectively with SWEPCO and PSO, the "Applicants"), a Texas corporation, all wholly-owned electric utility subsidiaries of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), hereby file this Amendment No. 2 to the Form U-1 Application-Declaration in File No. 70-5741 for the purposes expressed herein. Item 1. Description of Proposed Transaction.
                  Pursuant to orders (the "1976 Orders") of the Securities and Exchange Commission (the "Commission") dated April 6, 1976 and April 9, 1976 (HCAR Nos. 19468 and 19643), SWEPCO was authorized to acquire, finance, construct and operate a unit train repair facility (the "Repair Facility") near Alliance, Nebraska. The Repair Facility is used for the maintenance and repair of railroad cars for the transportation of coal to SWEPCO's coal-fired electricity generation plants. The order dated April 9, 1976 stated that no rail transportation services using the subject cars shall be provided by SWEPCO for any associated company except pursuant to a further order of the Commission.
                  Pursuant to an order (the "1979 Order") of the Commission dated February 22, 1979, SWEPCO and PSO were authorized to enter into a Rail Car Maintenance Facility Agreement (the "Facility Agreement"), which provides for PSO's

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participation in the cost and use of the Repair Facility. As more fully set forth below in connection with CPL's proposed participation in a Revised Rail Car Maintenance Facility Agreement (the "Revised Facility Agreement") with SWEPCO and PSO, the Facility Agreement provides for: (1) the payment by each company of the direct labor and materials costs of maintaining its rail cars;
(2) the sharing of indirect costs according to the ratio of each company's direct labor costs to total direct labor costs; (3) the sharing of costs of improvements to the Repair Facility according to the companies' agreement; (4) PSO having an option to purchase a portion of the Repair Facility when SWEPCO obtains legal title to the Repair Facility; and (5) SWEPCO retaining all tax benefits of its equitable ownership of the Repair Facility and PSO receiving a share of such tax benefits based on a weighted average cost ratio for each fiscal year.
                  CPL proposes to participate with SWEPCO and PSO in the costs and use of the Repair Facility on the same basis as PSO pursuant to the Revised Facility Agreement. CPL currently employs unit trains and rail cars to transport coal to certain of its coal-fired electricity generation plants from mines in Wyoming and Colorado, which are a distance of over 1,000 miles from these plants. The rail car repair facility that CPL had used to repair its rail cars recently closed. CPL proposes to use the Repair Facility to repair its rail cars. CPL's unit trains can be run over the same tracks through Alliance, Nebraska as SWEPCO's and PSO's unit trains. The Repair Facility can be expanded to furnish all of CPL's maintenance needs through the

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addition of extra workers without the need to construct
additional plant space.
                  The allocation of direct and indirect costs under the Revised Facility Agreement will match the allocation under the Facility Agreement. The Applicants propose to share according to a formula the cost of lease payments on the Repair Facility, general operation and maintenance costs and all other costs capitalized according to generally accepted accounting principles (the "Indirect Costs"). The Applicants propose that Indirect Costs be shared among them on the basis of a cost ratio (the "Cost Ratio"), which is equal to the ratio of each Applicant's direct labor costs for its rail cars actually repaired or inspected at the Repair Facility to the total direct labor costs for all rail cars owned by the Applicants and repaired at the Repair Facility. The Cost Ratio will be determined on the last day of each calendar month. Each Applicant will pay the actual direct costs of inspection and maintenance of its own rail cars, including parts, maintenance, labor and other expenses capable of direct assignment to a specific rail car. All costs to the Applicants will be determined in accordance with Rule 91 under the 1935 Act.
                  As under the Facility Agreement, the cost of leasehold improvements to the Repair Facility will be allocated by agreement of the Applicants under the Revised Facility Agreement. In the event leasehold improvements are made in the future, the Applicants will share the costs of such improvements on such terms and conditions as are agreed to by the Applicants at the time of such improvements and as are approved by further

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application to the Commission. In reaching such agreement, the Applicants will consider the degree to which each Applicant's increased usage of the Repair Facility necessitated the improvements.
                  As noted above, under the Facility Agreement, PSO was granted an irrevocable option to take legal title to a certain portion of the Repair Facility at such time as SWEPCO acquires legal title to the Repair Facility. Under the Revised Facility Agreement, the Applicants propose that PSO will consent to its option being nullified, and each of PSO and CPL will be granted new irrevocable options to take legal title to certain portions of the Repair Facility at such time as SWEPCO acquires legal title to the Repair Facility. Similar to the Facility Agreement, under the Revised Facility Agreement, PSO's and CPL's options will allow each of them to take title to a portion of the Repair Facility in a percentage equal to the proportion that its leasehold and capital payments bears to the total leasehold and capital payments related to the Repair Facility made by all the Applicants.
                  Like PSO, CPL intends to include the full amount of its lease and capital payments in determining its fuel costs for purposes of the fuel adjustment clauses in its rates, subject to applicable regulatory approval. SWEPCO will treat PSO's and CPL's payments as sublease payments and they will be credited to its fuel costs for purposes of its fuel cost adjustment clause.
                  As under the Facility Agreement, under the Revised Facility Agreement, SWEPCO will retain all tax benefits of its equitable ownership of the Repair Facility. PSO and CPL will

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each receive as a credit to the payments required from it under the Revised
Facility Agreement a share of such tax payments based upon a weighted average cost ratio (the "Weighted Ratio") for each fiscal year. The Weighted Ratio is the ratio that direct labor cost for each company bears to total direct labor cost for each fiscal year.
                  SWEPCO will file quarterly reports pursuant to Rule 24 under the 1935 Act providing, as to activities during each quarter: (1) the total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (2) the amount of expenditures by month for direct labor cost, direct material cost and Indirect Costs for each of SWEPCO, PSO and CPL; (3) a computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the Cost Ratio; and (4) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO's and CPL's rail cars assigned to the Repair Facility which were repaired during the previous month.
Item 2.  Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or incurred by CSW in connection with the proposed transactions follows:
                  Holding Company Act Filing Fee ...........  $  2,000*

                  Counsel Fees:
                           Milbank, Tweed, Hadley & McCloy ....  5,000

                  Miscellaneous and incidental expenses
                           including travel, telephone and
                           postage ............................  1,000
                                                                --------

                  Total ....................................  $  8,000
                                                                 ======
---------------
* Actual Amount

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                  The fees and expenses include those charges incurred for the services of Central and South West Services, Inc., an affiliate mutual service company of CSW operating pursuant to Section 13 of the 1935 Act and the rules thereunder.
Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7, 9(a) and 10 of the 1935 Act are or may be applicable with respect to the proposed transactions.
                  To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.
                  Rule 54
                  No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the 1935 Act ("EWG"), or a foreign utility company, as defined in Section 33 of the 1935 Act ("FUCO"). Rule 54 promulgated under the 1935 Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all

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applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the 1935 Act) in EWGs and FUCOs as of December 31, 1996 was approximately $880 million, or about 45% of CSW's "consolidated retained earnings" as of December 31, 1996. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). Lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
                  None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
Item 4.  Regulatory Approval.
                  No federal or state regulatory authority, other than the Commission under the 1935 Act, has any jurisdiction over the proposed transactions.

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Item 5.  Procedure.
                  CSW requests that the Commission issue and publish no later than March 14, 1997, the requisite notice under Rule 23 with respect to the filing of this Amendment No. 2, such notice to specify a date as soon as possible, but in any case not later than April 11, 1997, as the date after which an order granting and permitting this Amendment No. 2 to become effective may be entered by the Commission and the Commission enter as soon as possible, but in any case not later than April 18, 1997, an appropriate order granting and permitting this Amendment No. 2 to become effective.
                  CSW respectfully requests that appropriate and timely action be taken by the Commission in this matter in order to permit consummation of the proposed transactions at the earliest possible date.
                  No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date or any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.

                Exhibit 1 -            Preliminary opinion of Milbank, Tweed,
                                       Hadley & McCloy, counsel to CSW.

                Exhibit 2 -            Final or "past-tense" opinion of Milbank,
                                       Tweed, Hadley & McCloy, counsel to CSW
                                       (to


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                                       be filed with the Certificate of
                                       Notification).

                Exhibit 3 -            Financial Statements per books and pro
                                       forma as of December 31, 1996 (to be
                                       filed by amendment).

                Exhibit 4 -            Proposed Notice of Proceeding.

                Exhibit 5 -            Rail Car Maintenance Facility Agreement
                                       among Southwestern Electric Power Company and Public Service Company of Oklahoma dated March 9, 1979.




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                                S I G N A T U R E
                                - - - - - - - - -


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:   March 11, 1997,


                                   SOUTHWESTERN ELECTRIC POWER COMPANY
                                   PUBLIC SERVICE COMPANY OF OKLAHOMA
                                   CENTRAL POWER AND LIGHT COMPANY



                                   By:/s/WENDY G. HARGUS
                                      Wendy G. Hargus
                                      Treasurer


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                                                 INDEX OF EXHIBITS

EXHIBIT                                                       TRANSMISSION
NUMBER                              EXHIBITS                     METHOD

   1             Preliminary opinion of Milbank,                Electronic
                 Tweed, Hadley & McCloy, counsel to CSW.

   2             Final or "past-tense" opinion of                   --
                 Milbank, Tweed, Hadley & McCloy,
                 counsel to CSW (to be filed with
                 the Certificate of Notification).

   3             Financial Statements per books and                 --
                 pro forma as of December 31, 1996
                 (to be filed by amendment).

   4             Proposed Notice of Proceeding.                 Electronic

   5             Rail Car Maintenance Facility                     Paper
                 Agreement among Southwestern
                 Electric Power Company and Public
                 Service Company of Oklahoma dated March 9, 1979.


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